Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

December 17, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Hodges Small Intrinsic Value Fund (S000042251)
Hodges Small-Mid Cap Fund (S000043608)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your November 25, 2013 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 534 to its registration statement.  PEA No. 534 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 11, 2013, and effectiveness has been extended and is designated to become effective on December 26, 2013.  The purpose of PEA No. 534 was for the purpose of providing certain material disclosure changes to the SEC for review.  The Trust is filing this PEA No. 546 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 546 will become effective simultaneously with PEA No. 534 on December 26, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.
If acquired fund fees and expenses (“AFFE”) is expected to exceed 0.01%, please include as a line item on the Fees and Expenses tables for each fund. Please confirm supplementally whether each Fund’s principal investment strategy which indicates that the Fund may invest in other investment companies necessitates the need for the additional AFFE line item.

The Trust responds by confirming that AFFE for each Fund is not expected to exceed 0.01%.

3.	On page 3 and page 7, under footnote 2 of the fees and expenses table, please include references to the Advisor’s ability to recoup payments made in the prior three fiscal years.

The Trust responds by adding the following sentence to the referenced footnote:

“The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Cap.”

4.	In the “Fund Expenses” section on page 16 of the Prospectus, please confirm that the Board of Trustees does not intend to terminate the Expense Caps.

The Trust responds by adding a statement to the referenced section confirming that the Board of Trustees does not intend to terminate the Expense Caps.

5.	Please file the “Operating Expense Limitation Agreement” as an exhibit to the Fund’s registration statement.

The Trust responds by confirming that the “Operating Expense Limitation Agreement” is filed herewith as an Exhibit to this post-effective amendment to the Trust’s registration statement.

6.
Please clarify whether the assets within the Small Intrinsic Value Fund will be compiled exclusively of issuers listed on the Russell 2000 Index.  Please add language to the selling strategy for each Fund to disclose, if applicable, that if a security is no longer on the Russell 2000 Index, the Advisor intends to sell the security.

After confirming with the Advisor, the Trust responds by stating that the Fund’s assets are not limited to the issuers listed on its benchmark index.  The index is referenced only to indicate the capitalization size of the potential issuers in the Fund.  In addition, after further review, the Advisor has revised the referenced benchmarks.

7.	Please clarify that ADRs, GDRs and EDRs may limit each Fund’s exposure to currency risk but not other foreign or emerging markets risk.

The Trust responds by adding language as suggested.

8.
On page 4 of the prospectus, please revise the disclosure related to 25% in short sales transactions for the Small Intrinsic Value Fund to remove the phrase “Although not a primary strategy.”  Because the strategy relates to 25% of the Fund’s assets, it is by definition considered to be a primary strategy.  Please address the costs associated with this risk, as well as interest in dividends.  Confirm whether this cost is included in other expenses.

The Trust responds by revising the language as follows:  “From time to time, the Fund may engage in short-sale transactions with respect to up to 25% of its net assets.”  The Trust has also included corresponding risk disclosure.

After confirming with the Adviser, the Trust has determined that there will not typically be any expenses related to “interest on short positions” as the Adviser does not expect to utilize this strategy very often.  Accordingly, no additional line item has been added to the Fees and Expenses table.

9.
In the Principal Strategies section for both Funds, please enhance the disclosure with respect to any principal investment strategies involving investments in derivatives according to guidance in the letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) (the “Letter”).  For instance, the Small Intrinsic Value Fund states that it may invest in options.  Please expand the strategy and risk language accordingly.

After carefully reviewing the relevant disclosure in the Principal Strategies section of both funds, the Trust responds by noting that the language adequately and accurately describes the Fund’s usage of derivatives.

10.	Under the Tax Information section within the Summary Section for both Funds, please revise the language regarding the distribution of taxes.

The Trust responds by revising the language as follows:

“The Fund intends to make distributions that are taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an IRA.  Distributions on investments made through tax-deferred arrangements may be taxed later upon withdrawal of assets from those accounts.”

11.
In the “Principal Investment Strategies” section of the Small-Mid Cap Fund, please clarify whether the Fund could invest in all sectors, industries or group of industries of U.S. issuers, or add risk disclosure for a specific industry or focus.

After confirming with the Fund’s Advisor, the Trust responds by confirming supplementally that the Fund can invest in all sectors, industries or groups of industries but will not focus its investments in any one specific sector, industry or group of industries.  Accordingly, the Trust has not added risk disclosure for any specific industry.  The Trust will monitor the Funds’ investments and will revise the disclosure accordingly if necessary.

12.
Please disclose whether or not there is a maximum amount that the Small-Mid Cap Fund may invest in the securities of issuers in foreign or emerging markets countries.  Similar, please indicate if there is a maximum percentage allowance for the Small Intrinsic Value Fund’s investments in emerging market securities.

After confirming with the Fund’s Advisor, the Trust responds by including disclosure to clarify the maximum allowance in foreign securities and emerging market securities.

13.
On page 9 of the prospectus, with respect to the Small-Mid Cap Fund, if 80% of its net assets will be invested in equity securities of small and mid-sized capitalization companies, and up to 10% may be invested in microcap and large cap securities, please clarify how the remaining 10% of net assets will be invested.

After confirming with the Fund’s Advisor, the Trust responds by clarifying that up to 20% of the Fund’s assets may be invested in microcap and large cap securities.

14.
The staff observed that page 10 of the prospectus contained short sale risk disclosure for the Small-Mid Cap Fund.  However, there is no corresponding investment strategy disclosure.  Can the Small-Mid Cap Fund engage in short sales?  If so, please add relevant strategy language with regard to the short sales risk for the Small-Mid Cap Fund.  Please include the intended percentage of investment in the short sale strategy.

See response to comment #8 above.  After confirming with the Fund’s Advisor, the Trust responds by adding the following language:  “From time to time, the Small-Mid Cap Fund may engage in short-sale transactions with respect to up to 25% of its net assets.”

15.
On page 20 of the Prospectus, please consider expanding the disclosure under the “Purchases by Mail” section to indicate that because receipt of purchase orders by the U.S. Postal Service does not constitute receipt by the Fund, there could be a delay in processing a shareholder’s purchase order.

The Trust responds by adding reference to the possibility of delay in processing a shareholder’s purchase order as requested.

Statement of Additional Information (“SAI”) (Non-Fundamental Restrictions)

16.	On page B-17, in the section titled “Investment Restrictions,” with regard to the first fundamental policy, please consider deleting the phrase “As discussed on page B-3.”

The Trust responds by revising the language as requested.

17.
On page B-18 of the SAI, please consider adding a sentence to the paragraph after the Non-Fundamental Investment Restrictions that clarifies that any further investment by the Fund would be limited to securities that would not cause the Fund to violate any of the investment restrictions.

The Trust responds by adding the following sentence to the end of the referenced paragraph:

“The Fund will ensure that any purchase of securities made by the Fund will not cause the Fund to violate the percentage thresholds noted.”

18.	On page B-18 of the SAI, please consider rephrasing the sentence regarding the name change requiring 60 days’ prior written notice.

The Trust responds by revising the sentence as follows:

“It is each Fund’s policy that it will not make any change in its investment policy of investing at least 80% of its net assets in the investments suggested by each Fund’s name without first providing each Fund’s shareholders with at least 60 days’ prior written notice and then changing that Fund’s name and investment policy.”

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP